Filed by ConocoPhillips

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concho Resources Inc.

Registration No. 333-250183

Date: December 7, 2020

925 North Eldridge Parkway Houston, TX 77079-1175 Media Relations: 281-293-1149 www.conocophillips.com/media

NEWS RELEASE

Dec. 7, 2020

ConocoPhillips Commences Exchange Offers

and Concho Resources Inc. Commences Consent Solicitations

HOUSTON – ConocoPhillips (NYSE: COP) today announced that, in connection with the anticipated acquisition of Concho Resources Inc. (“Concho”) (NYSE: CXO) by ConocoPhillips, ConocoPhillips has commenced offers to eligible holders to exchange (each an “Exchange Offer” and collectively, the “Exchange Offers”) any and all outstanding notes issued by Concho as set forth in the table below (the “Existing Concho Notes”) for (1) up to $3,900,000,000 aggregate principal amount of new notes issued by ConocoPhillips and fully and unconditionally guaranteed by ConocoPhillips Company (the “New ConocoPhillips Notes”) and (2) cash.

The following table sets forth the Exchange Consideration and Total Exchange Consideration for each series of Existing Concho Notes:

Title of Series/ CUSIP Number of Existing Concho Notes	Maturity Date	Aggregate Principal Amount Outstanding	Exchange Consideration(1)	Total Exchange Consideration(2)
3.750% Senior Notes due 2027 / 20605PAH4	October 1, 2027	$1,000,000,000	$970 principal amount of New ConocoPhillips 3.750% Notes due 2027	$1,000 principal amount of New ConocoPhillips 3.750% Notes due 2027 and $1.00 in cash
4.300% Senior Notes due 2028 / 20605PAK7	August 15, 2028	$1,000,000,000	$970 principal amount of New ConocoPhillips 4.300% Notes due 2028	$1,000 principal amount of New ConocoPhillips 4.300% Notes due 2028 and $1.00 in cash
2.400% Senior Notes due 2031 / 20605PAM3	February 15, 2031	$500,000,000	$970 principal amount of New ConocoPhillips 2.400% Notes due 2031	$1,000 principal amount of New ConocoPhillips 2.400% Notes due 2031 and $1.00 in cash
4.875% Senior Notes due 2047 / 20605PAJ0	October 1, 2047	$800,000,000	$970 principal amount of New ConocoPhillips 4.875% Notes due 2047	$1,000 principal amount of New ConocoPhillips 4.875% Notes due 2047 and $1.00 in cash
4.850% Senior Notes due 2048 / 20605PAL5	August 15, 2048	$600,000,000	$970 principal amount of New ConocoPhillips 4.850% Notes due 2048	$1,000 principal amount of New ConocoPhillips 4.850% Notes due 2048 and $1.00 in cash

(1) For each $1,000 principal amount of Existing Concho Notes validly tendered after the Early Tender Date (as defined herein) but at or before the Expiration Date, not validly withdrawn and accepted for exchange.

(2) For each $1,000 principal amount of Existing Concho Notes validly tendered at or before the Early Tender Date (as defined herein), not validly withdrawn and accepted for exchange.

In conjunction with the Exchange Offers, Concho is soliciting consents (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations”) to adopt certain proposed amendments to each of the indentures governing the Existing Concho Notes to eliminate certain of the covenants, restrictive provisions, events of default and the requirement for certain Concho subsidiaries to make guarantees in the future from such indentures.

ConocoPhillips Commences Exchange Offers and Concho Resources Inc. Commences Consent Solicitations

The Exchange Offers and Consent Solicitations are being made pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated as of Dec. 7, 2020 (the “Offering Memorandum and Consent Solicitation Statement”).

Each Exchange Offer and Consent Solicitation is conditioned upon the completion of the other Exchange Offers and Consent Solicitations, although ConocoPhillips may waive such condition at any time with respect to an Exchange Offer. Any waiver of a condition by ConocoPhillips with respect to an Exchange Offer will automatically waive such condition with respect to the corresponding Consent Solicitation.

In addition, the Exchange Offers and Consent Solicitations are subject to the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of Oct. 18, 2020 (as it may be amended from time to time, the “Merger Agreement”), among ConocoPhillips, Falcon Merger Sub Corp., a wholly owned subsidiary of ConocoPhillips (“Merger Sub”) and Concho, pursuant to which Merger Sub will merge with and into Concho (the “Merger”) with Concho surviving the Merger as a wholly owned subsidiary of ConocoPhillips.

ConocoPhillips, in its sole discretion, may modify or terminate the Exchange Offers and may extend the Early Tender Date (as defined herein), the Expiration Date (as defined herein) and/or the settlement date with respect to the Exchange Offers, subject to applicable law. Any such modification, termination or extension by ConocoPhillips will automatically modify, terminate or extend the corresponding Consent Solicitation, as applicable.

Holders who validly tender their Existing Concho Notes at or prior to 5:00 p.m., New York City time, on Dec. 18, 2020, unless extended (the “Early Tender Date”), will be eligible to receive, on the settlement date, the applicable Total Exchange Consideration as set forth in the table above for all such Existing Concho Notes that are accepted. Holders who validly tender their Existing Concho Notes after the Early Tender Date but no later than 5:00 p.m., New York City time, on Jan. 15, 2021, unless extended (the “Expiration Date”), will be eligible to receive, on the settlement date, the applicable Exchange Consideration as set forth in the table above, for all such Existing Concho Notes that are accepted. The settlement date will be promptly after the Expiration Date and is expected to be within two business days after the Expiration Date.

Documents relating to the Exchange Offers and Consent Solicitations will be distributed only to eligible holders of Existing Concho Notes who certify that they are either (a) “Qualified Institutional Buyers” as that term is defined in Rule 144A under the Securities Act of 1933 (the “Securities Act”), or (b) persons that are outside the “United States” and that (i) are not “U.S. persons,” as those terms are defined in Rule 902 under the Securities Act, (ii) in the case of persons located in the European Economic Area or the United Kingdom, are not “Retail Investors” (as defined in the Offering Memorandum and Consent Solicitation Statement), (iii) in the case of persons located in the United Kingdom, are “Relevant Persons” (as defined in the Offering Memorandum and Consent Solicitation Statement) and (iv) are not located in Canada. The complete terms and conditions of the Exchange Offers and Consent Solicitations are described in the Offering Memorandum and Consent Solicitation Statement, a copy of which may be obtained by contacting Global Bondholder Services Corporation, the exchange agent and information agent in connection with the Exchange Offers and Consent Solicitations, at (866) 470-3800 (U.S. toll-free) or (212) 430-3774 (banks and brokers) or Contact@gbsc-usa.com. The eligibility form is available electronically at: https://gbsc-usa.com/eligibility/conocophillips.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Exchange Offers and Consent Solicitations are being made solely pursuant to the Offering Memorandum and Consent Solicitation Statement and only to such persons and in such jurisdictions as is permitted under applicable law.

The New ConocoPhillips Notes have not been and will not be registered under the Securities Act or any state securities laws. Therefore, the New ConocoPhillips Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

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ConocoPhillips Commences Exchange Offers and Concho Resources Inc. Commences Consent Solicitations

About ConocoPhillips

Headquartered in Houston, Texas, ConocoPhillips had operations and activities in 15 countries, $63 billion of total assets, and approximately 9,800 employees at Sept. 30, 2020. Production excluding Libya averaged 1,108 MBOED for the nine months ended Sept. 30, 2020, and proved reserves were 5.3 BBOE as of Dec. 31, 2019. For more information, go to www.conocophillips.com.

Contacts

John C. Roper (media)

281-293-1451

john.c.roper@conocophillips.com

Investor Relations

281-293-5000

investor.relations@conocophillips.com

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

All statements other than historical facts may be forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to future events and anticipated results of operations and business strategies, statements regarding the Merger, including the anticipated benefits of the Merger, the anticipated impact of the Merger on ConocoPhillips’ business and future financial and operating results, the expected amount and timing of synergies from the Merger, and the anticipated closing date for the Merger and other aspects of operations or operating results. All statements, other than statements of historical fact, that address activities, events or developments that ConocoPhillips or Concho expects, believes or anticipates will or may occur in the future are forward-looking statements. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, ConocoPhillips or Concho expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond ConocoPhillips’ and Concho’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those included in this press release. These include the ability to successfully integrate Concho’s businesses and technologies; the risk that the expected benefits and synergies of the Merger may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Concho will be unable to retain and hire key personnel; the risk associated with ConocoPhillips’ and Concho’s ability to obtain the approvals of the respective stockholders required to consummate the Merger and the timing of the closing of the Merger, including the risk that the conditions to the Merger are not satisfied on a timely basis or at all or the failure of the Merger to close for any other reason or to close on the anticipated terms; unanticipated difficulties or expenditures relating to the Merger, the response of business partners and retention as a result of the announcement and pendency of the Merger; uncertainty as to the long-term value of ConocoPhillips common stock; the diversion of management time on Merger-related matters; the inability to realize anticipated cost savings and capital expenditure reductions; the inadequacy of storage capacity for ConocoPhillips and Concho products, and ensuing curtailments, whether voluntary or involuntary, required to mitigate this physical constraint; the impact of public health crises, including pandemics (such as COVID-19) and epidemics and any related company or government policies or actions; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by OPEC and other producing countries and the resulting company or third-party actions in response to such changes; fluctuations in crude oil, bitumen, natural gas, LNG and NGLs prices, including a prolonged decline in these prices relative to historical or future expected levels; the impact of significant declines in prices for crude oil, bitumen, natural gas, LNG and NGLs, which may result in recognition of impairment charges on ConocoPhillips’ or Concho’s long-lived assets, leaseholds and nonconsolidated equity investments; potential failures or delays in achieving expected reserve or production levels from existing and future oil and gas developments, including due to operating hazards, drilling risks and the inherent uncertainties in predicting reserves and reservoir performance; reductions in reserves replacement rates, whether as a result of the significant declines in commodity prices or otherwise; unsuccessful exploratory drilling activities or the inability to obtain access to exploratory acreage; unexpected changes in costs or technical requirements for constructing, modifying or operating E&P facilities; legislative and regulatory initiatives addressing environmental concerns, including initiatives addressing the impact of global climate change or further regulating hydraulic fracturing, methane emissions, flaring or water disposal; lack of, or disruptions in, adequate and reliable transportation for ConocoPhillips’ or Concho’s sales volumes, including crude oil, bitumen, natural gas, LNG and NGLs; the inability to timely obtain or maintain permits, including those necessary for construction, drilling and/or development, or inability to make capital expenditures required to maintain compliance with any necessary permits or applicable laws or regulations; the failure to complete definitive agreements and feasibility studies for, and to complete construction of, announced and future E&P and LNG development in a timely manner (if at all) or on budget; potential disruption or interruption of ConocoPhillips’ or Concho’s operations due to accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cyber attacks, and information technology failures, constraints or disruptions; changes in international monetary conditions and foreign currency exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs relating to ConocoPhillips’ or Concho’s sales volumes, including crude oil, bitumen, natural gas, LNG, NGLs and any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ or Concho’s business; substantial investment in, and development and use of, competing or alternative energy sources, including as a result of existing or future environmental rules and regulations; liability for remedial actions, including removal and reclamation obligations, under existing and future environmental regulations and litigation; significant operational or investment changes imposed by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce GHG emissions; liability resulting from litigation, including litigation related to the Merger, or ConocoPhillips’ or Concho’s failure to comply with applicable laws and regulations; general domestic and international economic and political developments, including armed hostilities; expropriation of assets; changes in governmental policies relating to crude oil, bitumen, natural gas, LNG and NGLs pricing, regulation or taxation, and other political, economic or diplomatic developments; volatility in the commodity futures markets; changes in tax and other laws, regulations (including alternative energy mandates), or royalty rules applicable to ConocoPhillips’ or Concho’s business; competition and consolidation in the oil and gas E&P industry; any limitations on ConocoPhillips’ or Concho’s access to capital or increase in ConocoPhillips’ or Concho’s cost of capital, including as a result of illiquidity or uncertainty in domestic or international financial markets; ConocoPhillips’ or Concho’s inability to execute, or delays in the completion of, any asset dispositions or acquisitions ConocoPhillips or Concho elects to pursue; potential failure to obtain, or delays in obtaining, any necessary regulatory approvals for pending or future asset dispositions or acquisitions, or that such approvals may require modification to the terms of the transactions or the operation of ConocoPhillips’ or Concho’s remaining business; potential disruption of ConocoPhillips’ or Concho’s operations as a result of pending or future asset dispositions or acquisitions, including the diversion of management time and attention; the inability to deploy the net proceeds from any asset dispositions that are pending or that ConocoPhillips or Concho elects to undertake in the future in the manner and timeframe ConocoPhillips or Concho currently anticipates, if at all; the inability to liquidate the common stock issued to ConocoPhillips by Cenovus Energy as part of ConocoPhillips’ sale of certain assets in western Canada at prices ConocoPhillips deems acceptable, or at all; the operation and financing of ConocoPhillips’ or Concho’s joint ventures; and the ability of ConocoPhillips or Concho customers and other contractual counterparties to satisfy their obligations to ConocoPhillips or Concho, including ConocoPhillips’ ability to collect payments when due from the government of Venezuela or PDVSA.

ConocoPhillips Commences Exchange Offers and Concho Resources Inc. Commences Consent Solicitations

Additional important risks, uncertainties and other factors are described in the Offering Memorandum and Consent Solicitation Statement, ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and ConocoPhillips’ Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, certain Current Reports on Form 8-K and other filings ConocoPhillips makes with the SEC and in Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Concho’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, certain Current Reports on Form 8-K and other filings Concho makes with the SEC.

Except as required by law, neither ConocoPhillips nor Concho undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Merger and Where to Find It

In connection with the Merger, ConocoPhillips filed with the SEC a registration statement on Form S-4 on November 18, 2020, that includes a preliminary joint proxy statement of ConocoPhillips and Concho and that also constitutes a preliminary prospectus of ConocoPhillips. Each of ConocoPhillips and Concho also intends to file other relevant documents with the SEC regarding the Merger, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. This document is not a substitute for the preliminary joint proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Concho may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ConocoPhillips and Concho. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.  Investors and security holders are able to obtain free copies of the registration statement and preliminary joint proxy statement/prospectus and all other documents containing important information about ConocoPhillips, Concho and the Merger, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Concho will be available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/.

Participants in the Solicitation

ConocoPhillips, Concho and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the Merger when such materials become available. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from ConocoPhillips or Concho using the sources indicated above.

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